EXHIBIT 99.1

NEW FOUND GOLD EXPANDS HIGH-GRADE AT DOME AND GOLDEN DOME:
51.2 G/T AU OVER 13.3M & 148 G/T AU OVER 4.1M

Vancouver, BC, February 24, 2025 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce new drill results from the Company’s 100%-owned Queensway Gold Project (“Queensway”) in Newfoundland and Labrador, Canada. Highlights include:

Golden Dome Zone (“Golden Dome”):

•	148 g/t Au over 4.10m1 and 41.3 g/t Au over 2.40m (NFGC-24-2188); and

•	22.4 g/t Au over 2.00m (NFGC-24-2199).

These results are from follow-up drilling that expanded Golden Dome 18m and 92m along strike, respectively, from the discovery hole NFGC-24-2158 (343 g/t Au over 2.15m, 40.6 g/t Au over 2.20m and 9.51 g/t Au over 7.45m); see New Found news release dated October 31, 2024.

Dome Zone (“Dome”):

•	51.2 g/t Au over 13.30m (NFGC-24-2227);

•	9.33 g/t Au over 6.35m (NFGC-24-2217); and

•	5.60 g/t Au over 8.90m (NFGC-24-2230).

These holes were spaced 20m to 30m apart (down-dip direction) and 50m below past drilling at Dome in a step-out program designed to test the mineralized structure at depth.

Melissa Render, President of New Found, stated: “We are very encouraged by our continued success at Golden Dome. These results indicate excellent potential for further expansion of this recent discovery, located between the Lotto and Dome zones and along the highly prospective Appleton Fault Zone.

“With recent success at Golden Dome, further drilling at the nearby Dome structure was a priority and has delivered strong results we can build on. Ongoing discoveries like Golden Dome and Dome demonstrate there are still many gaps in highly prospective areas within 200m of surface that warrant additional drill testing.”

Results Summary - This Release:

This news release includes the results from 13,489m of drilling in 27 diamond drill holes (“DDH”) completed in Q4/24 as part of a follow-up program at Golden Dome and a step-out program targeting the depth extension of Dome. Details of all 27 drill holes are included in Table 2 and Table 3 below.

Golden Dome:

•	The highlight intervals of 148 g/t Au over 4.10m and 41.3 g/t Au over 2.40m (NFGC-24-2188) and 22.4 g/t Au over 2.00m (NFGC-24-2199) were intersected in a follow-up program that has expanded Golden Dome. These drillholes tested along strike of the previously reported discovery hole, which returned 343 g/t Au over 2.15m, 40.6 g/t Au over 2.20m and 9.51 g/t Au over 7.45m (NFGC-24-2158) at a spacing of 18m and 92m, respectively (Figures 2 to 8).

1 g/t Au = grams of gold per tonne; m = metres.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

•	Additional step-out drilling has defined a multi-vein gold system that is currently defined over a 170m by 140m area and open along strike. Mineralization starts at vertical depth of 300m, and 200m below the existing drilling at Dome. The dominant interpreted orientation dips steeply towards the southwest although several orientations have been observed, and modelling of the results is ongoing. Mineralized vein widths can be considerable, with multiple occurrences having down-hole lengths greater than 3m with significant veining observed over downhole intervals spanning up to 75m.

•	The intensity and extent of the mineralized quartz veining with localized high-grade mineralization are hallmark features of some or our most robust structures like the Keats-Baseline Fault Zone.

Dome:

•	A series of high-grade intervals, including 51.2 g/t Au over 13.30m (NFGC-24-2227), 9.33 g/t Au over 6.35m (NFGC-24-2217) and 5.60 g/t Au over 8.90m (NFGC-24-2230) spaced 20m to 30m apart in a down-dip direction, 50m below existing drilling, were intersected in a step-out program at the Dome Zone designed to test this structure at depth (Figures 2 to 8).

•	These intervals occur between 135m and 160m vertical depth and comprise a new region of high-grade gold mineralization associated with the structural network of Dome. With an orientation similar to the Keats-Baseline Fault Zone that dips moderately to the southeast, this structural zone is comprised of fault-fill quartz veins containing free coarse gold hosted by an interbedded sequence of siltstones and sandstones.

•	A further 200m along strike to the west, drill testing the Golden Dome structure at depth also crossed the Dome structure and returned 33.7 g/t Au over 6.55m (NFGC-24-2184). Although the interpretation suggests the intersection angle is lower, this interval demonstrates the high-grade nature of the Dome structure.

Looking Ahead:

Follow-up expansion drilling is planned at Golden Dome, as this mineralized structure is open to depth, towards surface and along strike.

Dome is characterized by high-grade veining exposed at surface, with previous drill testing focused within 100m of surface. Step-out drilling is planned to expand Dome at depth where there is currently limited testing.

Balancing the drilling of high priority target areas like Golden Dome and Dome, versus testing new near surface targets such as the Dropkick Zone (see New Found news release dated February 11, 2025), located a further 11km along strike to the northeast of the key zones of Keats, Keats West and Iceberg, will be a focus of exploration drilling in 2025.

An additional 2,524m in five DDH was completed at Golden Dome and Dome in Q4/24. Assay results are pending and will be released once received.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Table 1: Drill Result Highlights

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2184[3]	227.10	233.65	6.55	33.65	Dome
Including	230.85	232.65	1.80	117.50
NFGC-24-2217[4]	211.75	218.10	6.35	9.33	Dome
Including	212.40	213.45	1.05	49.94
And[4]	223.75	228.30	4.55	4.33
Including	223.75	224.20	0.45	35.20
NFGC-24-2227[4]	170.95	184.25	13.30	51.17	Dome
Including	178.20	178.95	0.75	52.78
Including	180.25	184.25	4.00	158.01
NFGC-24-2230[4]	184.40	193.30	8.90	5.60	Dome
Including	184.80	185.50	0.70	12.08
Including	189.15	189.55	0.40	34.04
Including	191.95	192.30	0.35	44.92
NFGC-24-2188[4]	457.00	459.40	2.40	41.30	Golden Dome
Including	458.00	459.40	1.40	70.43
And[4]	504.65	508.75	4.10	148.38
Including	504.65	506.55	1.90	319.58
And Including	504.65	505.25	0.60	911.00
NFGC-24-2199[4]	523.00	525.00	2.00	22.41	Golden Dome
Including	523.00	524.00	1.00	44.80

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 310% to 40%. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all 27 drill holes are included in Table 2 and Table 3 below.

Figure 1: Photos of mineralization at Golden Dome and Dome, Top Left: at ~504.7m in NFGC-24-2188, Top Right: at ~231m in NFGC-24-2184, Bottom Left: at ~189.4m in NFGC-24-2230 and Bottom Right: at ~171.5m in NFGC-24-2227.

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2184. NFGC-24-2188, NFGC-24-2227 and NFGC-24-2230.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

EVEREST
HONEYPOT
GLENWOOD SHEAR ZONE
K2
JACKPOT
LOTTO NORTH
VEGAS
Glenwood
Appleton
MONTE CARLO
LOTTO
KEATS-BASELINE FAULT ZONE
POWERLINE
DOME
GOLDEN JOINT
GOLDEN DOME
ICEBERG ALLEY
LITTLE
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
KEATS NORTH
ICEBERG EAST
Figure 3
COKES
ICEBERG
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
QUARRY
ROCKET
KNOB
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Au Associated Fault Interpreted
Au Vein / Fault
Trans-Canada Highway
Shale
Previously Reported
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

Figure 2: Plan view map of the primary discovery area on the Appleton Fault Zone (“AFZ”) at Queensway North

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Figure 3: Plan view map of the AFZ from Iceberg to Dome zones on Queensway North

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Figure 4: Golden Joint to Lotto North longitudinal section (looking northwest)

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Figure 5: 3D inclined plan view of the AFZ from Keats West to Lotto showing location of cross-sections A-A’ and B-B’

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Figure 6: Golden Dome cross-section, +/- 15m (looking northeast)

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Figure 7: Dome cross-section, +/- 15m (looking northeast)

Figure 8: 3D longitudinal section, +/-50m (looking west)

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Table 2: Summary of composite results reported in this news release for Golden Dome and Dome

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2184[4]	220.65	223.00	2.35	2.28	Dome
And[4]	227.10	233.65	6.55	33.65
Including	230.85	232.65	1.80	117.50
And[4]	239.60	242.05	2.45	2.30
NFGC-24-2202	No Significant Values				Dome
NFGC-24-2207	No Significant Values				Dome
NFGC-24-2211	No Significant Values				Dome
NFGC-24-2217[1]	211.75	218.10	6.35	9.33	Dome
Including	212.40	213.45	1.05	49.94
And[4]	223.75	228.30	4.55	4.33
Including	223.75	224.20	0.45	35.20
NFGC-24-2221[4]	189.15	191.25	2.10	2.57	Dome
NFGC-24-2222[4]	254.60	256.75	2.15	7.42	Dome
Including	254.90	255.45	0.55	28.80
NFGC-24-2227[4]	170.95	184.25	13.30	51.17	Dome
Including	178.20	178.95	0.75	52.78
Including	180.25	184.25	4.00	158.01
NFGC-24-2230[4]	177.30	179.85	2.55	1.22	Dome
And[4]	184.40	193.30	8.90	5.60
Including	184.80	185.50	0.70	12.08
Including	189.15	189.55	0.40	34.04
Including	191.95	192.30	0.35	44.92
NFGC-24-2161[4]	690.00	692.00	2.00	1.73	Golden Dome
NFGC-24-2166	No Significant Values				Golden Dome
NFGC-24-2172[4]	402.75	406.00	3.25	1.37	Golden Dome
And[4]	408.05	410.10	2.05	1.01
And[4]	507.00	509.05	2.05	8.97
Including	507.90	508.25	0.35	38.38
NFGC-24-2173[2]	368.20	370.20	2.00	8.03	Golden Dome
Including	369.55	370.20	0.65	23.38
NFGC-24-2180	No Significant Values				Golden Dome
NFGC-24-2181[4]	340.00	342.30	2.30	4.63	Golden Dome
Including	341.70	342.30	0.60	10.99
NFGC-24-2187[3]	632.60	637.75	5.15	3.35	Golden Dome
Including	637.10	637.75	0.65	17.91
And[3]	658.40	660.45	2.05	1.95
NFGC-24-2188[4]	457.00	459.40	2.40	41.30	Golden Dome
Including	458.00	459.40	1.40	70.43
And[4]	464.40	470.00	5.60	2.33
And[4]	504.65	508.75	4.10	148.38
Including	504.65	506.55	1.90	319.58
And Including	504.65	505.25	0.60	911.00
NFGC-24-2191[2]	353.55	359.00	5.45	2.31	Golden Dome
Including	353.55	354.45	0.90	10.46
NFGC-24-2194[2]	421.45	426.05	4.60	3.42	Golden Dome
NFGC-24-2199[4]	523.00	525.00	2.00	22.41	Golden Dome
Including	523.00	524.00	1.00	44.80
NFGC-24-2206[4]	523.70	525.70	2.00	7.72	Golden Dome
Including	524.75	525.70	0.95	13.26
NFGC-24-2213A	No Significant Values				Golden Dome
NFGC-24-2221[2]	370.95	373.00	2.05	9.57	Golden Dome
Including	371.55	372.50	0.95	20.29
NFGC-24-2179[4]	783.35	785.90	2.55	2.25	Golden Joint Deep
NFGC-24-2209[4]	96.60	98.85	2.25	1.18	Golden Joint
NFGC-24-2201[1]	60.50	62.60	2.10	1.01	Powerline
NFGC-24-2210[1]	60.00	62.10	2.10	1.53	Powerline
NFGC-24-2223	No Significant Values				Road

Note that the host structures are interpreted to be moderately to steeply dipping and true widths estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC

Table 3: Details of drill holes reported in this news release

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-24-2161	300	-44.5	836	658861	5428334	Road
NFGC-24-2166	332	-65	497	658640	5428421	Golden Joint
NFGC-24-2172	322	-60	590	658678	5428358	Golden Joint
NFGC-24-2173	133	-61.5	464	658409	5428680	Powerline
NFGC-24-2179	306	-45	1007	658799	5428190	Iceberg East
NFGC-24-2180	320	-57	563	658678	5428358	Golden Joint
NFGC-24-2181	129	-61	452	658410	5428681	Powerline
NFGC-24-2184	132	-54.5	434	658410	5428682	Powerline
NFGC-24-2187	300	-44	794	658889	5428352	Road
NFGC-24-2188	298	-45	604	658859	5428383	Road
NFGC-24-2191	123	-69.5	491	658410	5428682	Powerline
NFGC-24-2194	100	-71	542	658365	5428649	Powerline
NFGC-24-2199	294	-45	716	658882	5428465	Road
NFGC-24-2201	97	-76	563	658364	5428649	Powerline
NFGC-24-2202	300	-45	233	658774	5428669	Dome
NFGC-24-2206	297	-47	731	658875	5428287	Road
NFGC-24-2207	301	-46	206	658801	5428626	Dome
NFGC-24-2209	300	-45	455	658579	5428031	Golden Joint
NFGC-24-2210	90	-73	539	658364	5428650	Powerline
NFGC-24-2211	301	-46	230	658818	5428641	Dome
NFGC-24-2213A	294	-49.5	632	658882	5428465	Road
NFGC-24-2217	300	-45	248	658799	5428602	Dome
NFGC-24-2221	92	-68.5	512	658365	5428650	Powerline
NFGC-24-2222	293	-50	290	658799	5428602	Dome
NFGC-24-2223	300	-49.5	312	658875	5428288	Road
NFGC-24-2227	301	-51	287	658799	5428602	Dome
NFGC-24-2230	301	-58	260	658799	5428602	Dome

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold Corp.	11	TSX-V: NFG, NYSE-A: NFGC

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024, received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

New Found Gold Corp.	12	TSX-V: NFG, NYSE-A: NFGC

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Mrs. Render consents to the publication of this press release dated February 24, 2025, by New Found. Mrs. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the 175,600 hectare Queensway Gold Project, located 15km west of Gander, Newfoundland and Labrador and 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (845) 535-1486

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the maiden resource estimate and expected timing and benefits thereof; a PEA and the expected timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the maiden resource estimate and PEA, the results and timing of the maiden mineral resource and PEA, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	14	TSX-V: NFG, NYSE-A: NFGC